SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/5/06


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

128,700

8. SHARED VOTING POWER
8,000

9. SOLE DISPOSITIVE POWER

471,500_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

471,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.87%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

96,600

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

96,600__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
96,600

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.43%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.6 to the Schedule 13D filed on October 29, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on November 10, 2005 there were 3,971,327 shares outstanding as of October 31, 2005. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 471,500 shares of HCT or 11.87% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 96,600 shares of HCT or 2.43% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 471,500 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 128,700 shares and jointly for 8,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 96,600 shares.

c. During the last sixty days the following shares of common stock were purchased (unless already disclosed)(there were no sales):


Phillip Goldstein
1/5/06    80,000 @ 28.6
12/27/05  16,200 @ 28.5
12/19/05  10,000 @ 28.5
12/15/05  4,000 @ 28.46
12/6/05   100 @ 28.6

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/09/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos